EXHIBIT 4.5

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the “Company”) is for the three and nine-month periods ended September 30, 2012 compared with the three and nine-month periods ended September 30, 2011. Together with the condensed interim consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company’s financial and operating performance for the period. The Company’s functional and reporting currency is the United States dollar. This MD&A is current to October 23, 2012 and should be read in conjunction with the Company’s Annual Information Form and other public filings available at www.sedar.com (“SEDAR”).

The MD&A should be read in conjunction with the condensed interim consolidated financial statements of the Company and related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Refer to Notes 2 and 3 of the December 31, 2011 consolidated financial statements for disclosure of the Company’s significant accounting policies. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three and nine-month periods ending September 30, 2012.

Overview

Alamos Gold Inc. is a publicly-traded company on the Toronto Stock Exchange (TSX: AGI). The Company owns and operates the Mulatos mine (“Mulatos” or the “Mine”) within the Salamandra group of concessions located in the state of Sonora in northwest Mexico. In addition, the Company owns the Ağı Dağı, Kirazlı and Çamyurt gold development projects, located in the Biga Peninsula of northwestern Turkey.

Mexico

The Salamandra group of concessions comprises 30,536 hectares, and contains the producing Mulatos mine as well as several advanced and grassroots exploration projects. The Mine achieved commercial production in 2006 and produces gold in dore form for shipment to a refinery. Exploration potential includes both mineralized extensions and satellite deposits in close proximity to the existing mining operations. Proven and probable reserves as at December 31, 2011 were 65.0 million tonnes grading 1.14 grams of gold per tonne of ore (“g/t Au”) for approximately 2.4 million contained ounces of gold, providing a mine life of approximately nine years at current production levels.

Turkey

In early 2010, the Company acquired the 8,317 hectare Ağı Dağı and Kirazlı gold development projects in Turkey, which contain established mineral resources and several highly prospective exploration targets. In June 2012, the Company published a positive preliminary feasibility study for the Ağı Dağı and Kirazlı projects, showing total life of mine production of 1.5 million ounces of gold and 4.9 million ounces of silver. In addition, the Company owns the Çamyurt exploration project located approximately three kilometres (“km”) southeast of Ağı Dağı. In June 2012, the Company released an initial inferred mineral resource estimate for the Çamyurt project of 24.6 million tonnes grading 0.81 g/t Au and 4.77 g/t Ag for 640,000 ounces of gold and 3.8 million ounces of silver.

Q3 2012 RESULTS

Measured and indicated mineral resources at Ağı Dağı and Kirazlı (reported at a 0.2 g/t Au cut-off) at December 31, 2011 total 110.1 million tonnes grading 0.62 g/t Au and 4.76 g/t silver (“Ag”) for approximately 2.2 million ounces of gold and 16.8 million ounces of silver. Inferred mineral resources total 26.4 million tonnes grading 0.53 g/t Au and 4.36 g/t Ag, for approximately 0.5 million contained ounces of gold and 3.7 million contained ounces of silver.

Third Quarter 2012 Highlights

Financial Performance

•	Sold 43,255 ounces of gold for quarterly revenues of $71.3 million

•	Realized quarterly earnings of $25.9 million ($0.22 per basic share)

•	Generated strong cash from operating activities before changes in non-cash working capital of $38.2 million ($0.32 per basic share)

•	After changes in non-cash working capital, generated quarterly cash from operating activities of $35.3 million ($0.29 per basic share)

•	Increased cash and cash equivalents and short-term investments to $316.9 million at September 30, 2012

•	Announced semi-annual dividend of $0.10 per share, payable on October 31, 2012 to shareholders of record on October 15, 2012.

Operational Performance

•	Produced 43,500 ounces of gold at a cash operating cost of $359 per ounce of gold sold (total cash costs including royalties were $440 per ounce of gold sold)

•	Achieved record third quarter average crusher throughput of 15,200 tonnes per day (“tpd”) during the rainy season

•

Continued to improve production from the Escondida high grade zone through higher grades milled and improved recoveries from the gravity mill. The average grade milled for the quarter was 13.2 g/t Au, including over 20 g/t Au in the month of September

•	Reported a net positive ounce reconciliation of 20% comparing mined blocks from the Global Mulatos Pit to the block model.

Subsequent to quarter-end:

•	Operational results have continued to improve with crusher throughput averaging 19,000 tonnes per-day, monthly gold production on-track to exceed 24,000 ounces for October

•	The Company extended its key operating licenses for the Ağı Dağı and Kirazlı projects to 2014 and 2019 respectively.

•

Successful public participation meetings were conducted as part of the environmental impact assessment report (“EIA”) process for the Ağı Dağı and Kirazlı projects and the Company remains on track to submit its final EIAs over the next several months with approvals expected in the first and second quarters of 2013.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Results of Operations

Gold production of 43,500 ounces in the third quarter of 2012 increased 32% compared to 33,000 ounces in the same period of 2011. In the table below, the tonnes of crushed ore stacked on the leach pad exclude mill tailings, which are included within the number of tonnes of crushed ore milled. The table below outlines key production indicators for the third quarters and year-to-date in 2012 and 2011:

Production summary	Q3 2012	Q3 2011	YTD 2012	YTD 2011

Ounces produced (1)	43,500	33,000	132,200	106,500

Crushed ore stacked on leach pad (tonnes) (2)	1,345,000	1,255,000	4,056,000	3,697,000
Grade (g/t Au)	1.25	1.35	1.19	1.29
Contained ounces stacked	54,000	54,500	155,200	153,300

Crushed ore milled (tonnes)	49,100	-	118,700	-
Grade (g/t Au)	13.25	-	11.67	-
Contained ounces milled	20,900	-	44,500	-

Ratio of total ounces produced to contained ounces stacked and milled	58%	61%	66%	70%

Total ore mined (tonnes)	1,399,000	1,360,000	4,167,000	3,853,000
Waste mined (tonnes)	750,000	1,385,000	2,538,000	2,875,000
Total mined (tonnes)	2,149,000	2,745,000	6,705,000	6,728,000

Waste-to-ore ratio	0.54	1.02	0.61	0.75

Ore crushed per day (tonnes) – combined	15,200	13,500	15,200	13,500

(1)

Reported gold production for Q3 2011 and YTD 2011 has been adjusted to reflect final refinery settlement. Reported gold production for Q3 2012 and YTD 2012 is subject to final refinery settlement and may be adjusted.

(2)	Excludes mill tailings stacked on the heap leach pad during the period.

Gold Production

Higher gold production in the third quarter of 2012 relative to the third quarter of 2011 was primarily attributable to production from the gravity mill, which started operation in early 2012. Gold production in the third quarter benefited from a 7% increase in crushed ore stacked in relative to the same period of 2011, which was offset by a 7% decrease in the grade stacked on the leach pad.

Crusher Throughput

Crusher throughput in the third quarter of 2012 averaged 15,200 tpd, 13% higher than 13,500 tpd in the same period of last year but below the annual average budgeted rate of 17,500 tpd. The Company anticipates lower average crusher throughput in the third quarter of each year due to heavy rains in July and August, considered the rainy season in northern Mexico. In addition to rainfall, premature crusher liner wear caused unscheduled downtime in July and August. These issues have been largely resolved, with crusher throughput averaging 16,500 tpd in September and over 19,000 tpd to date in October.

Q3 2012 RESULTS

In 2012, higher crusher throughput has been achieved without sacrificing size quality. The size of crushed ore stacked on the leach pad was consistent with budgeted levels, with over 90% passing 3/8th of an inch in the third quarter of 2012.

Commissioning of the gravity mill to process ore from the Escondida high grade zone was completed in the first quarter of 2012. During the third quarter, the mill exceeded budgeted throughput of 500 tpd; a total of 49,100 tonnes of high grade ore was processed. Mill throughput continues to exceed 500 tpd in October.

Escondida High Grade Zone

In the third quarter of 2012, mill production from the Escondida high grade zone continued to improve from start-up earlier in the year. Mill throughput exceeded budgeted levels at 530 tonnes per day. The recovery from the gravity portion of the mill improved to more than 75% (ultimate recoveries remain in the 90% range as mill tails are stacked on the leach pad for further gold recovery). In addition, the grade of the Escondida high grade zone mined and milled rose to 13.25 g/t Au for the quarter. This represents a substantial increase from the grade milled in the second quarter of 2012 of 10.78 g/t Au and is consistent with the Company’s budgeted annual average mill grade.

The reconciliation of the actual ore mined compared to the Escondida high grade zone block model for the quarter ended September 30, 2012 was +23%, -25% and -8% for tonnes, grade and ounces respectively. Throughout the quarter, mining activities transitioned from the periphery of the Escondida high grade zone into the main part of the deposit where higher grades were encountered during exploration drilling. The greater than projected tonnage and lower grade largely reflects the milling of mineralized material at the deposit margins that is lower grade than the average reserve grade, but too high grade to justify leach pad recoveries. With mining now focused on the higher grade portions of the deposit, ore control practices have been optimized in order to address the complexity of the geology within the zone as well as challenges arising from the coarse gold nature of the deposit. Selective mining based on visual characteristics is being applied to improve ore control. In addition, a 150 hole RC drilling program consisting of short holes on a 10 m grid is also in progress to better define high grade limits and improve geologic input to blasting and ore control.

Improvements in ore control practices throughout the third quarter have been reflected in the grade mined and milled as well as the block model reconciliation results. The grade mined and milled in September exceeded 20 g/t Au and the negative reconciliation with respect to ounces was reduced to -2%. To-date, the Company has mined and milled a total of 119,000 tonnes from the Escondida high grade zone, representing approximately 28% of the pit-contained high grade mineral reserve tonnes.

Grade – Global Mulatos Pit

The grade of the crushed ore stacked on the leach pad in the third quarter of 2012 of 1.25 g/t Au was higher than the full year budgeted grade of 1.00 g/t Au, and below the grade in the third quarter of 2011 of 1.35 g/t Au. Applying higher gold price assumptions to the mine model has resulted in material previously classified as waste becoming economic to mine and therefore classified as low grade ore. This has the effect of lowering the average grade mined.

The reconciliation of mined blocks to the block model for the Global Mulatos Pit, including Escondida, for the quarter ended September 30, 2012 was +23%, -3% and +20% for tonnes, grade and ounces respectively. During the third quarter, mining was conducted between the Mina Vieja and El Salto portions of the Global Mulatos Pit. Due to the challenging location and

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

topography of this area, it had not been well drill-defined in the Company’s reserves. As a result, tonnes that had been modeled as waste were found to be ore-grade, resulting in the positive net ounce reconciliation of 20%. Since the start of mining activities in 2005, the project-to-date reconciliation is +2%, +7%, +9% for tonnes, grade and ounces, respectively. Positive variances indicate that the Company is mining more gold than was indicated in the reserve model.

Recovery Ratio

The recovery ratio1 in the third quarter of 2012 was 58%, below the Company’s budgeted average recovery ratio for the year of 77%. This lower recovery ratio was the result of the deferral of gold production from the third quarter to following quarters resulting from dilution on the heap leach pad due to the rainy season, as well as lower than budgeted mill recoveries.

Recoveries from the heap leach pad were below budget in the quarter, as the third quarter rainy season caused dilution of gold-bearing solution, resulting in the deferral of production and an increase in the number of ounces in in-process inventory. This deferral of gold production combined with increased crusher throughput have resulted in October 2012 gold production being on track to establish a new monthly record of approximately 24,000 ounces.

Recoveries from the gravity mill have been continuously improving since mill start-up in the first quarter of 2012; however, they remain below budgeted levels of 90%. While the lower mill recoveries slow the gold recovery process, they do not affect ultimate recoveries of the Escondida high grade ore, as tailings from the milling process are stacked on the leach pad, where bottle roll testing indicates that over 90% of this gold is recovered. In the third quarter, the gravity portion of the mill recovery was approximately 75%. The Company began operating a Falcon concentrator inline with the Knelson concentrator in the third quarter, and this improved gravity mill recoveries from approximately 65% in the second quarter to approximately 75% in the third quarter.

Operating Costs

The following table compares costs per tonne for the periods ended 2012 and 2011:

Costs per tonne summary	Q3 2012(1)	Q3 2011(2)	YTD 2012(1)	YTD 2011(2)
Mining cost per tonne of material (ore and waste)	$2.87	$1.83	$2.66	$1.97

Waste-to-ore ratio	0.54	1.02	0.61	0.75

Mining cost per tonne of ore	$4.41	$3.70	$4.28	$3.45
Crushing/conveying cost per tonne of ore	$2.64	$2.56	$2.34	$2.50
Processing cost per tonne of ore	$4.80	$3.36	$3.49	$2.85
Mine administration cost per tonne of ore	$2.03	$1.85	$1.95	$1.97

Total cost per tonne of ore (1), (2), (3)	$13.88	$11.47	$12.06	$10.77

[1]	“recovery ratio” is defined as the ratio of gold ounces produced divided by the number of contained ounces stacked over a specific period.

Q3 2012 RESULTS

(1)	Q3 and YTD 2012 cost per tonne reflects total costs related to crushed ore stacked on the leach pad and crushed ore milled on a blended basis
(2)	Q3 and YTD 2011 cost per tonne figures represent costs related crushed ore stacked on the leach pad only
(3)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of certain measures presented in this table.

Total cost per tonne of ore in the third quarter 2012 of $13.88 increased 21% compared to the same period of 2011. The higher total cost per tonne of ore in the third quarter of 2012 is primarily attributable to higher mining costs resulting from increases in input costs (including higher salaries and rising cyanide and diesel costs), as well as costs associated with the gravity mill, which are reflected in the 2012 cost per tonne figures. These inflationary pressures were partially offset by lower power consumption in 2012 than in 2011 resulting from operational efficiencies.

Mining cost per tonne of material was $2.87 in the third quarter of 2012, 57% higher than $1.83 in the third quarter of 2011, as a result of a substantial decrease in the total tonnes of ore and waste mined, which increases the per tonne cost of fixed charges. Mining cost per tonne of ore of $4.41 was 19% higher in the third quarter of 2012 than in the same period of 2011 as a result of higher salary and diesel costs.

Crushing and conveying cost per tonne of ore of $2.64 in the third quarter of 2012 was consistent with the comparable period of 2011. In late 2011 and early 2012, the Company reconfigured the crushing circuit, which has reduced year-to-date power and maintenance costs on a per tonne basis.

Processing costs per tonne of ore in the third quarter of 2012 were $4.80 compared to $3.36 in 2011, a 43% increase. Higher processing costs in the third quarter of 2012 relative to the same period of 2011 were the result of higher per unit cyanide costs as well as substantially higher consumption. In the third quarter of 2011, cyanide consumption was well below budget as a result of supply disruptions caused by a flood at the Company’s primary cyanide supplier. Higher processing costs were also attributable to general increases in reagent costs, as well higher per-tonne costs associated with gravity mill throughput.

Mine administration costs per tonne of ore in the third quarter of 2012 increased 10% relative to the comparable period in 2011 as a result of costs associated with the water treatment plant, which was not in operation in 2011.

Cash operating costs of $359 per ounce of gold sold in the third quarter of 2012 were below the low end of the Company’s guidance of $365 per ounce, and 6% lower than $382 per ounce reported in the third quarter of 2011. This decrease is primarily due to the lower cash costs attributable to ounces produced from the Escondida high grade zone in the third quarter of 2012, as well as the weakening Mexican peso, which had the effect of lowering Mexican peso-denominated costs. These cost reductions were offset by higher input costs, including labour, cyanide and diesel.

Cash operating costs include total costs incurred in the period, in addition to inventory adjustments that recognize the allocation of costs to and from the Company’s in-process leach pad gold inventory in the period. The Company utilizes a gold process flow inventory model that allocates total costs incurred to mill processing or to the recoverable ounces stacked on the leach pad in that period, and charges each ounce of gold produced on an average cost

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

basis. Accordingly, cash operating costs reflect not only the cash spent in a period, but also an adjustment to reflect the increase or decrease in the leach pad inventory.

A reconciliation of total costs to cash operating costs is presented below:

Cash operating cost reconciliation (1)	Q3 2012	Q3 2011

Total cost per tonne of ore	$13.88	$11.47
Ore stacked/milled (tonnes)	1,394,100	1,255,000
Total cost	$19,350,100	$14,395,000
Inventory adjustments to reflect additional ounces produced from (allocated to) leach pad inventory and other period costs	($3,831,100)	($3,921,000)
Mining and processing costs allocated to ounces sold as reported on income statement	$15,519,000	$10,474,000
Ounces sold	43,255	27,450
Cash operating cost per ounce sold	$359	$382

(1)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of certain measures presented in this table.

In the third quarter of 2012, the Company increased the number of ounces on the leach pad inventory, as the number of ounces produced was lower than the number of recoverable ounces stacked. Leach pad inventory, which incorporates both cash operating costs and amortization, has increased to $20.5 million at September 30, 2012 from $11.9 million at December 31, 2011, reflecting more ounces on the pad and higher amortization per ounce in inventory.

Q3 2012 RESULTS

Investments in Mineral Property, Plant and Equipment and Acquisitions

A summary of the cash invested in operating capital and development activities for the period ended September 30, 2012 is presented below:

	Q3 2012	YTD 2012
	($000)	($000)
Operating and Expansion Capital – Mexico
Crushing system	$551	$2,597
Gravity mill	265	2,024
Component changes	825	3,284
Inter-lift liners	255	1,573
Construction	987	2,070
Other	1,180	3,125
	4,063	14,673
Development – Mexico
Escondida/El Salto development	1,447	9,320
Capitalized exploration	2,226	4,542
Mulatos relocation	75	264
	3,748	14,126
Development – Turkey
Development and capitalized exploration	5,939	11,254
Equipment	250	290
	6,189	11,544
Head office – Toronto
Leasehold improvements and furniture	95	215

Cash invested in mineral property, plant and equipment and exploration and evaluation assets	$14,095	$40,558

Operating and Expansion Capital – Mexico

Operating capital spending in Mexico in the third quarter of 2012 included sustaining capital totalling $4.1 million, including $1.0 million for construction primarily related to achieving cyanide code certification, $0.8 million related to the gravity mill and crushing circuit, $0.8 million for component changes and $1.5 million of other sustaining capital.

With the completion of major capital projects in the first quarter of 2012, forecasted operating capital spending for the remainder of 2012 includes $2.0 – $3.0 million of sustaining capital and construction capital. There are no additional major capital expansion projects currently budgeted in Mexico for the remainder of 2012.

Development – Mexico

Development activities in Mexico in the third quarter of 2012 were focused on continuing development of the El Salto portion of the Mulatos pit as well as additional pit design and stability work at Escondida.

The Company continues to seek additional sources of high-grade material as feed for the mill. Metallurgical testing completed in 2011 demonstrated that higher grade ore at San Carlos is amenable to gravity processing, potentially more than doubling the amount of feed available

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

for the gravity plant. In addition, drill results at El Victor North have intercepts of high-grade material, suggesting the potential for an additional source of future gravity mill feed. Metallurgical testing and additional exploration work is planned to further delineate these high-grade zones.

Development – Turkey

In early 2010, the Company acquired the Ağı Dağı and Kirazlı gold projects located on the Biga Peninsula of northwestern Turkey. Ağı Dağı is located approximately 50 km southeast of Çanakkale and Kirazlı is located approximately 25 km northwest of Ağı Dağı. Çanakkale is the largest centre on the Biga Peninsula with a population of approximately 97,000. Infrastructure in close proximity to the project is excellent and well-serviced with paved roads, transmission lines, and electricity generating facilities.

In March 2010, the Company released a Scoping Study on Ağı Dağı and Kirazlı. The Scoping Study indicated that the projects could produce a total of 1.139 million ounces over an eight-year mine life at an estimated capital cost of $235 million and an average total cash cost of $314 per ounce. These results supported the decision to advance the project to the preliminary feasibility stage. In 2011, in addition to continued exploration success at Ağı Dağı and Kirazlı, the Company discovered the Çamyurt deposit and determined that it had the potential to be a stand-alone mining project.

In June 2012, the Company published a preliminary feasibility study summary of the Ağı Dağı and Kirazlı projects. The highlights are summarized below:

•	Total life of mine production of 1.5 million ounces of gold and 4.9 million ounces of silver.

•	Annual combined gold production is expected to peak in 2017 at 237,000 ounces, and will average 166,000 ounces per year over the nine year combined mine life.

•	First gold production from the Kirazlı project in 2014, followed by gold production from Ağı Dağı in 2016.

•	Mine life of seven years for Ağı Dağı and five years for Kirazlı.

•	Pre-production capital expenditures of $424.4 million.

•	Average life of mine cash operating costs of $544 per ounce sold, total cash costs per ounce sold of $579.

•	At a $1,239 per ounce gold price assumption, after-tax net present value (“NPV”) at a 5% discount rate of $275.6 million and after-tax internal rate of return (“IRR”) of 22.3%.

•	At a gold price of $1,575 per ounce, after-tax NPV at a 5% discount rate increases to $604.6 million and after-tax IRR of 36.5%.

In addition, the Company reported an initial inferred mineral resource estimate of 640,000 ounces at Çamyurt. Inclusion of the Çamyurt resource in a development scenario represents a major opportunity to further enhance the economic potential of the Company’s Turkish projects. The preliminary feasibility study for Ağı Dağı and Kirazlı incorporates significant capital spending on infrastructure that is expected to benefit the economics of the Çamyurt project. The average grade of the resources at Çamyurt is substantially higher than at the Ağı Dağı and Kirazlı projects. As a result, once Çamyurt is factored into the Company’s development plan, it is expected to reduce cash costs per ounce on a combined project basis, as well as enhance combined project economics.

Q3 2012 RESULTS

The Company is currently focused on completing and submitting the final environmental impact assessment reports for Ağı Dağı and Kirazlı, and expects responses from the government in the first and second quarters of 2013. Permitting and construction activities are expected to take up to 18 months once the final EIAs are approved.

In the third quarter of 2012, total expenditures in Turkey were $6.8 million, of which $6.2 million was capitalized. Investments were focused on exploration, engineering and permitting work. The Company had up to nine drill rigs operating at a cost of $2.4 million in the third quarter of 2012, focused on condemnation, geotechnical and exploration drilling.

Exploration Summary

Total exploration expenditures in the third quarter of 2012 were $4.7 million. In Mexico, total exploration spending was $2.3 million. This included $2.2 million of drilling costs at East Estrella, San Carlos and El Victor, which were capitalized and $0.1 million of administration costs, which were expensed. Total exploration spending in Turkey was $2.4 million, of which $0.6 million related to drilling at Firetower and Rock Pile was expensed, while $1.8 million related to development work at Çamyurt, Ağı Dağı and Kirazlı was capitalized.

Exploration – Mexico

Exploration expenditures in Mexico in the third quarter of 2012 totalled $2.3 million. The Company has completed 39,500 m of reverse circulation (“RC”) drilling in 315 holes and 6,400 m of core drilling in 38 holes to date in 2012. Exploration activities in the third quarter were primarily focused on completing the infill and step-out drilling programs at El Victor and East Estrella to upgrade mineral resources to the measured and indicated categories.

El Victor North

The El Victor North area contains gold-bearing silica and advanced argillic alteration identical to the El Victor deposit and is a northwestern extension of El Victor mineral reserve. El Victor North has the potential to expand mineral resources and reserves along the northern boundary of the Gap to El Victor trend. All holes drilled to-date have encountered significant intervals of favourable silicic or advanced argillic alteration, and are expected to extend the El Victor pit north and west of the current pit design outline.

Total exploration spending at El Victor North in the third quarter was $0.8 million with a total of 17,300 m in 116 RC holes and 2,300 m in 13 core holes drilled to date in 2012. Ore-grade mineralization has been extended up to 300 m to the north over a strike length of 550 m directly adjacent to the El Victor mineral reserve. Wide intervals of low-grade mineralization with local high-grade intercepts have been encountered. The majority of thick low-grade intercepts are hosted by advanced argillic alteration, with high-grade in vuggy silica zones. The Company completed the infill and step-out drilling program to upgrade the resource to the measured and indicated category. New drill holes at the extreme north edge of the deposit extend the deposit an additional 80 m north of previous intercepts to a distance 420 m north of the main El Victor deposit axis. Recent highlighted intercepts from drilling include:

1.502 g/t Au over 74.50 m (12EV245)

2.659 g/t Au over 30.49 m (12EV240)

1.569 g/t Au over 73.95 m (12EV235)

1.556 g/t Au over 48.60 m (12EV231)

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Drilling is largely complete, with results to be included in the 2012 mineral reserve and resource update.

East Estrella

Exploration drilling directly east of the Mulatos pit southeast wall began in late March after a detailed evaluation of previous drill hole data indicated the potential to expand on open drill intercepts. Condemnation drilling completed to investigate a proposed waste dump site east of the Estrella Pit by previous operators encountered a number of near-surface gold intercepts along with some higher-grade silver mineralization. Drill hole results from 67 RC holes (9,779 m) and seven core holes (920 m) confirm widespread gold-silver-copper mineralization in the area.

Recent highlighted intercepts from drilling conducted to date include:

4.660 g/t Au over 21.34 m and 9.63 g/t Au over 7.63 m (12SX079)

3.406 g/t Au over 41.16 m (12SX062)

Drill hole logging is in progress and a geologic model for resource estimation is planned for the fourth quarter.

San Carlos

During the third quarter of 2012, heavy rainfall and high river levels prevented drill rig access to the San Carlos area located across the Mulatos River. An extensive directional drilling program is planned to delineate reserves in the area of deep high-grade intercepts east of the current reserve. River levels have dropped and the San Carlos directional drilling program is in progress.

In 2011, the Company obtained positive results from metallurgical testing conducted on high-grade ore at San Carlos. The results indicated that the high-grade ore at San Carlos is amenable to gravity separation and capable of providing an additional source of feed for the gravity mill. Ultimate recovery rates (gravity separation followed by leaching the tailings with cyanide) were 78% and 70% for the two large samples processed. The Company has high-grade proven and probable mineral reserves at San Carlos of 649,000 tonnes grading 7.67 g/t Au for approximately 160,000 contained ounces. The Company continues to evaluate the potential to mine a portion of the San Carlos deposit through underground mining methods.

Exploration – Turkey

Exploration expenditures in Turkey in the third quarter of 2012 totalled $2.4 million. Up to nine drill rigs were active throughout the third quarter, drilling a total of 107 holes (20,700 m).

Çamyurt

The Company published an initial pit-constrained inferred mineral resource estimate of 24.6 million tonnes grading 0.81 g/t Au and 4.7 g/t Ag for 640,000 ounces of gold and 3.8 million ounces of silver at Çamyurt, applying a 0.2 g/t Au cut-off. The Çamyurt project is located approximately three km southeast of the Company’s development-stage Ağı Dağı project. Drilling at Çamyurt has defined a mineralized zone that is continuous for at least 1,200 m along strike, with additional potential to extend mineralization to the northeast and at depth.

Q3 2012 RESULTS

Gold mineralization is hosted within a tabular, steeply-dipping oxidized zone starting at surface and with a cross-strike width up to 150 m. The average drill spacing is approximately 55 m along strike, and 59 drill holes were used in the estimate. The new inferred mineral resource estimate for Çamyurt represents a significant addition to the Company’s mineral resource base in Turkey. In addition, the average grade of the mineral resource is substantially higher than at the Ağı Dağı and Kirazlı projects. The Company intends to continue expanding mineral resources at Çamyurt in 2012.

Recent highlighted intercept from drilling conducted to date include:

2.213 g/t Au over 49.70 m (12CYD63)

1.124 g/t Au over 65.10 m (12CYD59)

0.747 g/t Au over 131.00 m (12CYD56)

Firetower

The Ağı Dağı project is composed of two planned pits, Baba and Deli. The Firetower project is contiguous with the Baba deposit. Gold mineralization extends more than 880 m to the northeast, towards the Deli deposit, and is part of the Ağı Dağı resource area. Two drill rigs have operated on the project in 2012, drilling 6,300 m in 17 holes. A portion of the Firetower mineral resource area was included in the Company’s year-end 2011 mineral reserve and resource statement as inferred mineral resources. However, these were not incorporated into the June 2012 preliminary feasibility study as it included only measured and indicated resources. Upgrading these mineral resources to measured and indicated is expected to improve the economics of the Ağı Dağı project.

Rock Pile

Rock Pile is an exploration target located immediately west of the planned Kirazlı pit. The sampling area is 400 m long by 100 m wide and an inverse polarization (“IP”) survey identified probable zones of silicification that correspond to the sample area. Drilling is testing a portion of the Rock Pile target, and 2,800 m of drilling has been completed to date. The work completed to date in 2012 has intersected oxide gold mineralization at surface over moderate widths, but has not yet been successful in identifying the gold grades identified in the previous operator’s rock chip sampling.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Financial Highlights

A summary of the Company’s financial results for the three and nine-month periods ended September 30, 2012 and 2011 is presented below:

	Q3	Q3	YTD	YTD
	2012	2011	2012	2011

Cash provided by operating activities before changes in non-cash working capital (000) (1) (2)	$38,222	$20,672	$125,011	$75,425
Changes in non-cash working capital	($2,937)	$(8,546)	($9,586)	$(6,166)
Cash provided by operating activities (000)	$35,285	$12,126	$115,425	$69,259

Earnings before income taxes (000)	$36,815	$15,336	$114,982	$65,652
Earnings (000)	$25,895	$5,436	$80,050	$38,787
Earnings per share
- basic	$0.22	$0.05	$0.67	$0.33
- diluted	$0.21	$0.05	$0.66	$0.33

Comprehensive income (000)	$25,585	$8,249	$79,160	$38,630
Weighted average number of common shares outstanding
- basic	120,062,000	117,792,000	119,548,000	117,060,000
- diluted	120,915,000	119,344,000	120,627,000	118,437,000

Assets (000) (3)			$706,736	$599,224

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of this measure.
(3)	Assets are shown as at September 30, 2012 and December 31, 2011.

Strong operating margins from higher realized gold prices and continued low cash costs contributed to the Company generating strong cash provided by operating activities and earnings in the third quarter of 2012. Cash from operating activities before changes in non-cash working capital in the third quarter of 2012 of $38.2 million ($0.32 per basic share) increased 85% relative to the same period of 2011.

Earnings before income taxes in the third quarter of 2012 were $36.8 million or $0.31 per basic share, compared to $15.3 million or $0.13 per basic share in the third quarter of 2011. On an after-tax basis, earnings in the third quarter of 2012 of $25.9 million or $0.22 per basic share increased 376% over the comparable period of 2011 as the prior period earnings were adversely affected by lower gold production, a significant foreign exchange loss and a high effective tax rate.

On a year-to-date basis, cash flows from operations and earnings have increased substantially in 2012 relative to 2011. These increases have been attributable to higher revenues resulting from an increase in the number of ounces of gold sold and a higher realized gold price.

Q3 2012 RESULTS

Gold Sales

Details of gold sales are presented below:

	Q3	Q3	YTD	YTD
	2012	2011	2012	2011

Gold sales (ounces)	43,255	28,790	135,000	105,776
Operating revenues (000) (1)	$71,281	$44,991	$222,426	$156,231
Realized gold price per ounce	$1,648	$1,639	$1,648	$1,498
Average gold price for period (London PM Fix)	$1,652	$1,702	$1,651	$1,534

(1)	Gold sales revenue for Q3 2011 and YTD 2011 excludes $2.2 million of pre-production revenue which was offset against capital development costs at Escondida.

Operating revenues in the third quarter of 2012 of $71.3 million increased 58% over $45.0 million in the third quarter of 2011. The increase in gold sales in the third quarter is attributable to a 50% increase in the number of ounces of gold sold.

The Company generally enters into forward sales contracts in order to match sales contracts with the next expected delivery date. The Company’s objective is to realize a gold sales price consistent with the average London PM Fix spot gold price. The Company achieved a realized gold price per ounce for the third quarter of 2012 of $1,648 per ounce, slightly below the average gold price for the period. As at September 30, 2012, the Company did not have any significant derivative activity outstanding related to gold, and was therefore leveraged to future changes in the price of gold.

Assessment of Gold Market

The market price of gold continues to exhibit significant volatility. The spot market gold price was approximately $1,700 per ounce on October 23, 2012. At this gold price, the Company realizes a mine operating cash margin (before taxes and corporate and administrative costs) in excess of $1,250 per ounce.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Operating Expenses and Operating Margins

Mine operating costs allocated to ounces sold are summarized in the following table for the periods indicated:

	Q3	Q3	YTD	YTD
	2012	2011	2012	2011

Gold production (ounces) (1)	43,500	33,000	132,200	106,500
Gold sales (ounces) (2)	43,255	28,790	135,000	105,776

Cash operating costs (000) (3)	$15,519	$10,474	$46,688	$37,549
- Per ounce sold	$359	$382	$346	$360

Royalties (000) (4)	$3,495	$2,098	$11,156	$7,584
Total cash costs (000) (3)	$19,014	$12,572	$57,844	$45,133
- Per ounce sold	$440	$458	$428	$432

Amortization (000)	$12,106	$4,840	$32,563	$16,543
Total production costs (000) (5)	$31,120	$17,412	$90,407	$61,676
- Per ounce sold	$719	$634	$670	$591

- Realized gold price per ounce	$1,648	$1,639	$1,648	$1,498
- Operating cash margin per ounce (6)	$ 1,208	$1,181	$1,220	$1,066

(1)	Reported gold production is subject to final refinery settlement.
(2)

Gold sales (ounces) for Q3 2011 and YTD 2011 include 1,340 ounces estimated to have been sold from the Escondida zone during pre-production. These ounces are excluded for purposes of calculating cash operating costs per ounce sold, total cash costs per ounce sold, total production costs per ounce sold and operating cash margin per ounce.

(3)

“Cash operating costs” and “Total cash costs” are non-GAAP measures. Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(4)	Royalties are included as of April 1, 2006 at 5% of net precious metals revenues (as determined in accordance with the royalty agreement).
(5)

“Total production costs” is a non-GAAP measure that includes all “total cash costs” and amortization. “Total production costs” is equivalent to mining and processing costs, royalties and amortization as reported in the Company’s financial statements.

(6)

“Operating cash margin per ounce” is a non-GAAP measure that is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses (“total cash costs”) as reported in the Company’s financial statements.

Cash operating costs in the third quarter of 2012 were $359 per ounce of gold sold, below the low end of the Company’s full year guidance range of $365 to $390 per ounce. Cash operating costs per ounce in the third quarter of 2012 were 6% less than in the same period last year due to lower cost ounces produced from the gravity mill in the third quarter of 2012, as well as the weakening Mexican peso, offset by higher input costs. Amortization was $279 per ounce of gold sold in the third quarter of 2012, 59% higher than $176 per ounce in the same period of 2011. Amortization per ounce is higher in 2012 due to production from the Escondida high-grade zone, which contributes a higher amortization per ounce of production than low-grade ounces produced.

Q3 2012 RESULTS

Production from certain mining concessions within the Salamandra District is subject to a sliding scale production royalty. At gold prices above $400, the royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, production to a maximum of two million ounces of gold is subject to royalty. As at September 30, 2012, the royalty was paid or accrued on approximately 943,000 ounces of applicable gold production. Royalty expense in the third quarter of 2012 of $3.5 million increased 67% from royalty expense of $2.1 million in the third quarter of 2011, attributable to a higher average market gold price and higher number of ounces produced.

Exploration

The Company’s accounting policy for exploration costs requires that exploration expenditures that do not meet the criteria for mine development be expensed as incurred, while costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production are capitalized.

Total exploration spending in the third quarter of 2012 was $4.7 million, of which $0.7 million was expensed. Exploration spending in Mexico totaled $2.3 million of which $2.2 million was capitalized mainly related to drilling at East Estrella and El Victor North. In Turkey, $1.8 million of exploration costs supporting development of Ağı Dağı and Kirazlı were capitalized and $0.6 million was expensed, mainly related to drilling at the Firetower and Rock Pile exploration targets. In comparison, in the third quarter of 2011, exploration spending in Mexico of $1.3 million was expensed, while $1.4 million related to work performed on El Victor North was capitalized. In addition in 2011, $1.4 million of exploration costs supporting development of Ağı Dağı and Kirazli was capitalized and $0.8 million was expensed.

Corporate and Administrative

Corporate and administrative expenses of $3.3 million in the third quarter of 2012 were 38% higher than $2.4 million incurred in the same period of 2011. Higher corporate and administrative costs were primarily the result of increased costs associated with the Company’s administration office in Turkey, greater salary costs related to new employees in the Toronto head office and increased travel costs.

Share-based Compensation

Share-based compensation expense, related to stock options and cash-settled stock appreciation rights (“SARs”), in the third quarter of 2012 was $2.8 million compared to $3.0 million in the comparable period of 2011. The value of share-based compensation expense related to stock options is added to the contributed surplus account within shareholders’ equity, resulting in no net effect on total shareholders’ equity. SARs are cash-settled liabilities, which are remeasured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense to share-based compensation in the Statements of Comprehensive Income.

All outstanding stock options and SARs grants are subject to vesting provisions. The vesting provisions result in the calculated market value of stock option grants being charged to expense in accordance with the vesting terms of the option.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Share-based compensation expense in the third quarter of 2012 is comprised of $0.8 million related to the Company’s stock option plan, and $2.0 million related to the Company’s outstanding SARs liability. The Company’s outstanding SARs liability increased from $2.4 million at June 30, 2012 to $4.3 million at the end of the third quarter as a result of the increase in the Company’s share price during this period as well as new SARs granted during the period.

Finance Income

Finance income in the third quarter of 2012 was $0.7 million compared to $0.4 million in the third quarter of 2011, as a result of higher cash and short-term investment balances and higher average rates. Interest rates on deposit accounts and short-term investments remain near historically low levels.

Financing Expense

Financing expense includes accretion of the Company’s asset retirement and property acquisition obligation liabilities. The expense for the current quarter was comparable to the prior period.

Foreign Exchange Gain/(Loss)

The Company recognized a foreign exchange gain of $2.3 million in the third quarter of 2012, compared to a $5.6 million foreign exchange loss in the third quarter of 2011. Throughout the third quarter of 2012, the value of the United States dollar (“USD”) weakened against all three of the Company’s operating currencies, the Mexican peso (“MXN”), Canadian dollar (“CAD”) and Turkish Lira (“TL”). The significant foreign exchange loss in the third quarter of 2011 was attributable to a weakening of the USD against the Company’s operating currencies in that period.

Significant foreign exchange movements in the third quarter of 2012 included, a $1.1 million foreign exchange gain on the Company’s Canadian dollar-denominated net assets, a $0.9 million foreign exchange gain on revaluation of the Company’s MXN-denominated assets, and a $0.3 million foreign exchange gain on revaluation of the Company’s TL-denominated asset position. Starting in the first quarter of 2012, the Company has classified the foreign exchange gain or loss on revaluation of its Mexican and Turkish deferred tax liabilities within deferred tax expense rather than within foreign exchange gain or loss.

Income Taxes

Tax expense in the third quarter of 2012 was $10.9 million compared to $9.9 million in the third quarter of 2011. The Single Rate Tax Law (minimum tax) that came into effect in Mexico at the start of 2008 did not contribute to a higher tax expense in 2012, but may in future periods. The Company is cash taxable in Mexico and must calculate and provide for tax instalments on a monthly basis. The Company satisfies its tax liability through periodic instalment payments, as well as by offsetting refundable value-added tax owed from the Mexican government against its tax payable liability.

The statutory income tax rate in Mexico for 2012 is 30%. In Canada, the combined federal and provincial statutory income tax rate is 26% in 2012. The effective tax rate for the third quarter of 2012 (calculated as a percentage of earnings before income tax) was 30%, consistent with

Q3 2012 RESULTS

the statutory rate in Mexico and higher than the statutory rate in Canada. The effective tax rate results from a number of factors, many of which are difficult to forecast. In the third quarter of 2012, a net $0.6 million non-cash deferred tax gain was realized to recognize the impact of foreign exchange movements, comprising a $2.6 million gain on revaluation of temporary tax differences associated with foreign currency denominated non-monetary assets and liabilities, offset by a $2.0 million loss on revaluation of the Company’s Mexican peso denominated deferred tax balance. The Company expects the effective tax rate to continue to fluctuate in periods of significant change to Mexican peso and/or Turkish lira foreign exchange rates.

Summary of Quarterly Results

The following table summarizes quarterly results for the past eight quarters. Quarterly gold production has been adjusted to reflect final settlements, where applicable.

	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	2010	2011	2011	2011	2011	2012	2012	2012
Gold production (ounces)	45,800	37,500	36,000	33,000	46,500	40,500	48,200	43,500

Gold sales (ounces)	44,507	39,186	37,800	28,790	45,224	41,745	50,000	43,255

Operating revenues ($000)	60,791	54,376	56,864	44,991	71,133	70,256	80,889	71,281

Earnings from operations ($000)	28,058	25,245	25,231	20,038	35,723	37,047	40,447	33,306

Earnings ($000)	18,333	17,857	15,494	5,436	21,294	29,470	24,684	25,895
Earnings ($ per share)	0.16	0.15	0.13	0.05	0.18	0.25/	0.21/	0.22/
– basic/diluted						0.24	0.20	0.21

Operating revenues generally trended higher over the past eight quarters as the Company has benefited from rising gold prices. Higher realized gold prices and gold sales have resulted in generally improved financial results. Gold production in the first and fourth quarters are generally higher than in the second and third quarters of the year, which can be adversely affected by weather-related production issues. The third quarter rainy season in northwestern Mexico adversely impacted gold production, sales and operating results in 2012 and 2011. Seasonal conditions could continue to impact production and financial results in future periods if rainfall is significantly above or below seasonal averages.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short- term investments, amounts receivable, available-for-sale and held-for-trading securities, accounts payable and accrued liabilities and deferred tax liabilities, some of which are denominated in CAD, MXN and TL. The Company is exposed to financial gains or losses as a result of foreign exchange movements against the USD.

The Company’s cash and cash equivalents may be invested in short-term liquid deposits or investments that provide a revised rate of interest upon maturity. At September 30, 2012, the majority of the Company’s reported cash and cash equivalents were held in bank deposit accounts or 60-day to 90-day term deposits. The Company’s short-term investments are generally term deposits with an initial term-to-maturity on acquisition of greater than 90 days.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The majority of the Company’s cash balances are held in USD; however, the Company does maintain cash and cash equivalents denominated in CAD, MXN and TL. The Company may enter into derivative contracts in order to manage its exposures to fluctuations in foreign exchange rates to the CAD, MXN, or TL. As at September 30, 2012, the Company had outstanding contracts to deliver $10 million CAD in exchange for a fixed amount of USD at future dates up to November 2012, with CAD:USD rates of 1:1. The mark-to-market gain associated with these contracts as at September 30, 2012 was nominal.

The Company is exposed to monetary assets and liabilities denominated in CAD. The Company maintains CAD cash and investment balances, which are not fully offset by CAD-denominated liabilities. This resulted in a gain of $1.1 million for the period, given the strengthening of the CAD.

The Company also has exposure to monetary assets and liabilities denominated in MXN. Significant cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in MXN expose the Company to foreign exchange gains or losses. The Company maintains cash balances in MXN in order to partially mitigate its balance sheet exposure to changes in the MXN/USD exchange rate resulting from its MXN-denominated taxes payable and deferred tax liability balances. For the period ended September 30, 2012, the Company’s net MXN-denominated liability position resulted in a foreign exchange loss of approximately $1.1 million, of which a $0.9 million gain was classified within foreign exchange gain and a $2.0 million loss was recorded in deferred tax expense.

At September 30, 2012 the Company’s TL-denominated net monetary assets mainly consisted of TL-denominated cash and short-term investments, in addition to value-added tax (“VAT“) receivables. This exposure contributed to a $0.3 million foreign exchange gain for the quarter due to the strengthening of the TL compared to the USD during the period.

Liquidity and Capital Resources

At September 30, 2012, the Company had $316.9 million in cash and cash equivalents and short-term investments compared to $222.6 million at December 31, 2011. The increase in total cash and cash equivalents and short-term investments of $94.3 million reflects positive cash flows from operations and financing activities offset primarily by capital spending in Mexico and Turkey. Significant cash inflows in the third quarter of 2012 included $35.2 million cash provided by operating activities, and $9.9 million cash proceeds on the exercise of stock options. Significant cash outflows in the third quarter of 2012 included $14.1 million of capital and exploration expenditures in Mexico and Turkey. The Company’s working capital surplus increased to $338.6 million at September 30, 2012 from $251.1 million at December 31, 2011.

The Company has ongoing budgeted capital and exploration expenditures in Mexico and significant budgeted exploration and development costs in Turkey for 2012. The Company expects to invest in development and construction activities at its projects in Turkey over the next several years and expects to be able to finance these from a combination of existing cash balances and operating cash flows. The Company has declared a semi-annual dividend of $0.10 per share in the third quarter of 2012 and will continue to evaluate its dividend policy in accordance with its financial performance and strategic objectives.

Q3 2012 RESULTS

Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at September 30, 2012.

Changes in Internal Control over Financial Reporting

There were no significant changes in the Company’s internal control over financial reporting that occurred during the three months ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at September 30, 2012 and have concluded that these are appropriately designed.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outstanding Share Data

The table below describes the terms associated with the Company’s outstanding and diluted share capital:

October 23, 2012
Common shares
- Common shares outstanding	120,736,306

Stock options
- Average exercise price CAD $14.42; approximately 70% exercisable	4,815,400

Total	125,551,706

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Outlook

The Company expects to achieve the low end of its production guidance range of 200,000 to 220,000 ounces of gold in 2012 at a cash operating cost, exclusive of the 5% royalty, at or below $360 per ounce, lower than initial operating cost guidance of $365 to $390 per ounce. Subsequent to the end of the third quarter, crusher throughput, mill feed grades and daily gold production have all increased significantly and the Company is expecting gold production in October to represent a new monthly record.

The Mulatos Mine is on track to produce its one millionth ounce of gold and generate its one billionth dollar of revenue this month. The Company’s mineral reserve and resource update released in the first quarter of 2012 confirmed that the life of the Mulatos Mine remains unchanged at nine years. Despite mining one million ounces to-date, exploration success at Mulatos has resulted in replacing mined mineral reserves each year since the start of production in 2005. The current focus of exploration at Mulatos is on continuing to delineate high-grade mineral reserves to provide mill feed beyond the life of the Escondida high-grade deposit.

In Turkey, the Company published an NI 43-101 compliant preliminary feasibility study summary of the Ağı Dağı and Kirazlı projects in June 2012 which demonstrated robust economics and supported the Company’s decision to proceed with permitting and development activities.

Early in the fourth quarter, the Company extended its key operating licenses at Ağı Dağı and Kirazlı to 2014 and 2019 respectively. In addition, the Company recently completed successfu public participation meetings as part of its EIA process. The Company intends to submit the final EIAs in the next several months and expects responses from the government in the first and second quarters of 2013 for Kirazlı and Ağı Dağı, respectively. The Company is also committed to aggressively drilling the Çamyurt project to bring the inferred mineral resource ounces into the measured and indicated categories, which is the next step in fast-tracking the project toward production.

The Company has further enhanced its financial position with continuing strong cash flows from operations and is debt-free with over $316.9 million in cash and short-term investments. This will enable the Company to finance its immediate capital, development and exploration plans, as well as provide significant funding for organic growth or acquisitions.

Adoption of accounting policy effective January 1, 2012

International Financial Reporting Interpretations Committee (“IFRIC”) Interpretation 20 Stripping Costs in the Production Phase of a Surface Mine was issued in October 2011, and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRIC 20 sets out the criteria for the capitalization of production stripping costs to non-current assets, and states that the stripping activity is recognized as a component of the larger asset to which it relates. In addition, IFRIC 20 requires companies to ensure that capitalized costs are amortized over the useful life of the component of the ore body to which access has been improved due to the stripping activity. The Company adopted the amendments in its financial statements for the period beginning on January 1, 2012.

Q3 2012 RESULTS

Future accounting policy changes not yet in effect

The following are new pronouncements approved by the IASB. The standards and interpretations are not yet effective and have not been applied in preparing these financial statements; however, they may impact future periods.

(i) IFRS 9 Financial Instruments was issued by the IASB on November 12, 2009 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options available in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The impact of IFRS 9 on the Company’s financial instruments has not been determined.

(ii) IFRS 10 Consolidated Financial Statements is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities (“SPEs”). IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27. Given the nature of the Company’s operations, the Company does not expect the amendments to have a material impact on the financial statements.

(iii) IFRS 12 Disclosure of Interests in Other Entities was released in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this standard earlier, it does not need to apply IFRS 10, IFRS 11, IAS 27 (2011) and IAS 28 (2011) at the same time. IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. The Company intends to adopt IFRS 12 in its financial statements for the annual period beginning on January 1, 2013. Given the nature of the Company’s interests in other entities, the Company does not expect the amendments to have a material impact on the financial statements.

(iv) IFRS 13 Fair Value Measurement was issued in May 2011 and is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on earnings or other comprehensive income. IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The impact of adoption of IFRS 13 has not yet been determined.

(v) Amendments to IAS 1 Presentation of Financial Statements was issued in June 2011 and is effective for annual periods beginning on or after July 1, 2012. IAS 1 should be applied retrospectively, but early adoption is permitted. The amendments require that an entity present separately the items of Other comprehensive income (“OCI”) that may be reclassified to earnings in the future from those that would never be reclassified to earnings. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories. The existing option to present the earnings and other comprehensive income in two statements has remained unchanged. The Company intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2013. The impact of adoption of the amendments has not yet been determined.

Forward-Looking Statements

This MD&A contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Alamos’s future financial or operating performance and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might”, “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Alamos operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Alamos cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Alamos’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to, gold and silver price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2011 which is available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this MD&A. Although Alamos has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results,

Q3 2012 RESULTS

performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this MD&A is made as of the date of this interim report, and Alamos disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

(i)	Cash flow from operating activities before changes in non-cash working capital

“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows.

The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

	Q3 2012	Q3 2011	YTD 2012	YTD 2011

Cash flow from operating activities – IFRS (000)	$35,285	$12,126	$115,425	$69,259
Changes in non-cash working capital (000)	2,937	8,546	9,586	6,166

Cash flow from operating activities before changes in non-cash working capital (000)	$38,222	$20,672	$125,011	$ 75,425

(ii)	Mining cost per tonne of ore

“Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. The following table reconciles the non-GAAP measure to the consolidated statements of comprehensive income

	Q3 2012	Q3 2011	YTD 2012	YTD 2011

Mining and processing costs – IFRS (000)	$15,519	$10,474	$46,688	$37,549
Inventory adjustments and period costs (000)	3,831	3,921	3,659	2,268

Total cost (000)	$19,350	$14,395	$50,347	$39,817
Tonnes Ore stacked / milled (000)	1,394.1	1,255	4,174.7	3,697

Total cost per tonne of ore	$13.88	$11.47	$12.06	$10.77

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

(iii) Cash operating costs per ounce and total cash costs per ounce

“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

The following table reconciles these non-GAAP measure to the consolidated statements of comprehensive income.

	Q3 2012	Q3 2011	YTD 2012	YTD 2011

Mining and processing costs – IFRS (000)	$15,519	$10,474	$46,688	$37,549
Divided by: Gold ounces sold (1)	43,255	28,790	135,000	105,776

Total Cash operating costs per ounce	$359	$382	$346	$360

Mining and processing costs – IFRS (000)	$15,519	$10,474	$46,688	$37,549
Royalties – IFRS (000)	3,495	2,098	11,156	7,584

Total Cash costs (000)	$19,014	$12,572	$57,844	$45,133
Divided by: Gold ounces sold (1)	43,255	28,790	135,000	105,776

Total Cash costs per ounce	$440	$458	$428	$432

(1)

Gold sales (ounces) for Q3 2011 and YTD 2011 include 1,340 ounces estimated to have been sold from the Escondida zone during pre-production. These ounces are excluded for purposes of calculating cash operating costs per ounce sold, total cash costs per ounce sold, total production costs per ounce sold and operating cash margin per ounce.

(iv)	Other additional GAAP measures

Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•	Mine operating costs – represents the total of mining and processing, royalties, and amortization expense

•	Earnings from mine operations – represents the amount of revenues in excess of mining and processing, royalties, and amortization expense.

•	Earnings from operations – represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense

Q3 2012 RESULTS

Cautionary Note to US Investors Regarding Mineral Reporting Standards

Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this MD&A are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Corporation uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this MD&A and are included in the Company’s public filings which have been filed with securities commissions or similar authorities in Canada).